Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

May 17, 2012

Ms. Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Room 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:

First Asia Holdings Limited

Preliminary Information Statement on Schedule 14C

Filed February 24, 2012

Your File No. 000-30801

Dear Ms. Long:

On behalf of First Asia Holdings Limited, a Canadian corporation (the “Company”), enclosed please find our responses to your comment letter dated April 25, 2012.

General

1.

Please amend the preliminary information statement to incorporate in the filing your responses to comments one and two in our letter dated March 20, 2012.  With respect to Mr. Kuthoor’s election to the board, please provide disclosure pursuant to Items 407(a) and 404(a) of Regulation S-K in accordance with Item 7 of Schedule 14A.  Your disclosure must also clarify that Mr. Kuthoor is the representative of Subford Limited, one of the proposing shareholders and a 13.06% beneficial owner.

Response:

In response to Comment 1, the Company will amend the preliminary information statement to incorporate in the filing our responses to comments one and two in the SEC’s letter dated March 20, 2012.  Additionally, the Company will incorporate the following disclosure with respect to Mr. Kuthoor’s election to the Board in accordance with Item 7 of Schedule 14A:

“Mr. Kuthoor would be viewed as an independent director if elected to the board, and he has not been involved in any related party transactions with the Company.”

Additionally, we will clarify that Mr. Kuthoor is the beneficial owner of 7,712,000 shares of the Company’s common stock registered in the name of Sunford Limited, and representing 13.06% of the Company’s issued and outstanding common stock. Please note that the reference to “Subford Limited” is a typographical error and the correct spelling is “Sunford Limited.”

2.

Please ensure to identify the proposing shareholders by their correct names.  In this regard, we note that Schedule PRE14C lists the 13.06% beneficial owner as “Subford Limited” while in your response letter this shareholder has been identified as “Sunford Limited.”

Response:

Please note that the reference to “Subford Limited” is a typographical error and the correct spelling is “Sunford Limited”.  We will correct the typographical error in the revised Preliminary 14C Information Statement.

3.

We note your response to comment one in our letter dated March 20, 2012.  Please further expand your disclosure stating that after his departure from Galaxy Limited, Mr. Kuthoor “has been active in the real estate market of Hong Kong”.

Response:

In response to comment 3, we will revise the disclosure in our Preliminary 14C to be filed with the SEC to further expand our disclosure stating that after his departure from Galaxy Limited, Mr. Kuthoor “has been active in the real estate market of Hong Kong”, as follows:

“after his departure from Galaxy Limited, Mr. Kuthoor has maintained his participation in the Hong Kong property market as a private investor in certain real estate units.”

To assist you in your review, we are including as part of this correspondence a revised version of the 14C Information Statement which includes redline/strikeout markings showing proposed changes.

Sincerely yours,

Frascona, Joiner, Goodman and Greenstein, P.C.

By: /s/ Gary S. Joiner

gary@frascona.com

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